ELECTRONICALLY TRANSMITTED TO THE SECURITIES AND EXCHANGE COMMISSION ON
MAY 12, 2000
                                                    REGISTRATION NO. 333-_______
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                 --------------
                                 PROXYMED, INC.
             (Exact name of Registrant as specified in its charter)

             FLORIDA                                      65-0202059
   (State or other jurisdiction                        (I.R.S. Employer
of incorporation or organization)                     Identification No.)

                                                  JOHN B. OKKERSE, JR., PH.D
                                                    CHIEF EXECUTIVE OFFICER
                                                        PROXYMED, INC.
    2555 DAVIE ROAD, SUITE 110                    2555 DAVIE ROAD, SUITE 110
  FORT LAUDERDALE, FLORIDA 33317                FORT LAUDERDALE, FLORIDA 33317
          (954) 473-1001                                (954) 473-1001
(Address, including zip code, and            (Name, address, including zip code,
   telephone number, including                  and telephone number, including
   area code, of registrant's                   area code, of agent for service)
  principal executive offices)

                                -----------------

                          COPIES OF COMMUNICATIONS TO:

    FRANK M. PUTHOFF, ESQ.                             STEVEN SONBERG, ESQ.
 EXECUTIVE VICE PRESIDENT AND                          HOLLAND & KNIGHT LLP
      CHIEF LEGAL OFFICER                               701 BRICKELL AVENUE
        PROXYMED, INC.                                      SUITE 3000
  2555 DAVIE ROAD, SUITE 110                           MIAMI, FLORIDA 33131
FORT LAUDERDALE, FLORIDA 33317                            (305) 374-8500
        (954) 473-1001

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        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
    From time to time as described in the Prospectus after the effective date of this Registration Statement.
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         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
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                         CALCULATION OF REGISTRATION FEE

========================================== ====================== ====================== ====================== ====================
                                                 AMOUNT TO          PROPOSED MAXIMUM       PROPOSED MAXIMUM
         TITLE OF EACH CLASS OF                     BE             OFFERING PRICE PER     AGGREGATE OFFERING         AMOUNT OF
       SECURITIES TO BE REGISTERED           REGISTERED(1)(2)           SHARE(3)               PRICE(3)           REGISTRATION FEE
------------------------------------------ ---------------------- ---------------------- ---------------------- --------------------
Common Stock ($.001 par value).....          18,873,590 shares           $1.6563              $31,260,328              $8,253
========================================== ====================== ====================== ====================== ====================

(1) A total of 4,589,043 shares of common stock were previously registered on Form S-3 (file no. 333-95883), filed with the Securities and Exchange Commission on February 1, 2000 and declared effective on February 11, 2000. Of the 4,589,043 shares of common stock previously registered, 531,150 shares have been sold. Due to a recent decrease in the market price of the common stock, the Company is required by the Registration Rights Agreement dated as of December 23, 1999 and a Registration Rights Agreement dated May 4, 2000 to register an additional 14,284,547 shares of common stock. In accordance with Rule 429 of Regulation C of the Securities and Exchange Act of 1933, as amended, the Company is presenting a combined prospectus. The Company previously paid a filing fee of $10,449.25 with the earlier registration statement and is paying an additional filing fee of $6,247 with respect to the additional shares being registered under this registration statement.

(2) For purposes of estimating the number of shares of common stock required to be included in this Registration Statement, we included (i) 12,994,902 shares, representing 200% of the number of shares of common stock issuable upon conversion of the Series B Convertible Preferred Stock, determined as if the Series B Convertible Preferred Stock were converted in full at the conversion price (as defined) of $1.54 as of May 10, 2000; plus (ii) 1,713,784 shares, representing 200% of the number of shares of common stock issuable upon exercise of the outstanding warrants issued in connection with the Series B Convertible Preferred Stock (without regard to any limitations on exercise) as of May 10, 2000; plus (iii) 50,000 shares of common stock representing 200% of the number of shares of common stock issuable upon exercise of the warrant issued to Transamerica Business Credit Corporation; plus (iv) 1,386,666 shares of common stock representing 200% of the number of shares of common stock issuable upon exercise of the exchanged warrants issued to certain holders of the Series B Preferred Stock (without regard to any limitations on exercise) in connection with the Redemption and Exchange Agreement as of May 4, 2000; plus (v) 1,300,000 shares of common stock representing 200% of the number of shares of common stock issuable upon exercise of the new warrants issued to certain holders of the Series B Preferred Stock (without regard to any limitations on exercise) in connection with the Redemption and Exchange Agreement as of May 4, 2000; plus (vi) 1,428,238 shares of common stock representing 200% of the number of shares of common stock issuable as dividends upon the Series B Preferred Stock.

(3) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) of the Securities Act of 1933 and based on the closing price for the common stock on May 10, 2000 as reported by the Nasdaq National Market.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


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         The information in this prospectus is not complete and may be changed. The selling shareholders may not sell the securities offered by this prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                    SUBJECT TO COMPLETION, DATED MAY 12, 2000

PROSPECTUS

                                     SHARES

                              [PROXYMED, INC. LOGO]

                                  COMMON STOCK
                                 ---------------


         This prospectus relates to up to 18,873,590 shares of common stock of ProxyMed, Inc. which may be sold from time to time by the selling shareholders listed on page 15, or their transferees, pledgees, donees or successors. The number of shares of common stock that we actually issue, and thus the number of shares that may be sold hereunder, may be more or less than the 18,873,590 shares being offered by the selling shareholders through this prospectus, because the conversion of the Series B Convertible Preferred Stock described in this prospectus is based upon a formula that is dependent upon the market price of our common stock and anti-dilution provisions contained in certain warrants.

         The shares are being registered to permit the selling shareholders to sell the shares from time to time in the public market. The selling shareholders may sell the common stock through ordinary brokerage transactions, directly to market makers of our shares, or through any other means described in the section entitled "Plan of Distribution" beginning on page 27. We cannot assure you that the selling shareholders will sell all or any portion of the common stock offered hereby.

         The selling shareholders are selling these shares for their own accounts. We will not receive any of the proceeds from the sale of these shares, although we have paid the expenses of preparing this prospectus and the related registration statement.

         Our common stock is traded on the Nasdaq National Market under the symbol "PILL."

                                     -------

         INVESTING IN OUR COMMON STOCK INVOLVES SIGNIFICANT RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

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         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 ---------------

                  THE DATE OF THIS PROSPECTUS IS MAY ___, 2000

No one (including any salesman or broker) is authorized to provide oral or written information about this offering that is not included in this prospectus.

                                TABLE OF CONTENTS

                                                                           PAGE
WHERE YOU CAN FIND MORE INFORMATION...........................................2
FORWARD-LOOKING INFORMATION...................................................3
ABOUT PROXYMED................................................................3
RISK FACTORS..................................................................5
USE OF PROCEEDS..............................................................13
SELLING SHAREHOLDERS.........................................................15
DESCRIPTION OF SECURITIES....................................................19
PLAN OF DISTRIBUTION.........................................................27
LEGAL OPINION................................................................28
EXPERTS......................................................................28


                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference facilities of the SEC in Washington, D.C., Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus the following documents listed below and any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

         (1)  Our Annual Report on Form 10-K for the year ended December 31,
              1999;

         (2) Our Current Report on Form 8-K dated December 23, 1999 (relating to the private placement of the Series B Convertible Preferred Stock);

         (3)  Our Current Report on Form 8-K dated May 8, 2000;

         (4)  Our Current Report on Form 8-K dated May 9, 2000; and

         (5) Our preliminary Proxy Statement, dated May 10, 2000, filed in connection with our 1999 Annual Meeting of Shareholders.

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                             ProxyMed, Inc.
                             2555 Davie Road, Suite 110
                             Fort Lauderdale, Florida  33317
                             Attn:   Investor Relations
                             Telephone: (954) 473-1001, ext. 300

                           FORWARD-LOOKING INFORMATION

         This prospectus, including the information incorporated by reference, contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors beginning on page 6 and others, certain of which may be detailed from time to time in our periodic reports filed with the SEC.

                                 ABOUT PROXYMED

         ProxyMed, Inc. is an e-commerce healthcare information services company primarily engaged in healthcare electronic transaction processing services and communication devices. We provide healthcare electronic transaction processing services and related software products to physicians, independent physician associations, insurance companies, managed care organizations, pharmacies, commercial and hospital laboratories and nursing homes. Our electronic transaction processing services support a broad range of both financial and clinical transactions. To facilitate these services, we have developed and operate ProxyNet,(R) our proprietary national electronic healthcare information network, which provides physicians and other primary care providers with direct connectivity to one of the industry's largest lists of payers, the largest list of chain and independent pharmacies and the largest list of clinical laboratories.

         The healthcare industry generates billions of financial and clinical transactions each year, including prescription orders, refill authorizations, lab orders and results, radiology orders and results, medical insurance claims, insurance eligibility inquiries, encounter notifications, and referral requests and authorizations. We believe that the healthcare industry lags behind many other transaction-intensive industries, such as the travel, securities and banking industries, in the number of transactions processed electronically, with the vast majority of healthcare transactions being performed manually and on paper. For physicians, payers, labs and pharmacies to meet the financial and clinical demands of an evolving managed care system, we believe that participants in the healthcare system will need to process many of these types of transactions electronically. Due to the number of participants, lack of standards and complexity of establishing reliable and secure communication networks, the healthcare industry needs companies such as ProxyMed, with its secure, proprietary systems, to facilitate the processing of these transactions.

         Physicians control most healthcare decisions and are a central point for patient-related financial and clinical transactions generated each year. Because of our broad range of both financial and clinical transaction capabilities, we are positioned to provide "one-stop shopping" for all of a physician's electronic transaction processing needs. ProxyMed's goal is to become the nation's leading provider of physician office connectivity and transaction processing services.

         To gain access to the greatest number of physicians, we utilize the following sales and distribution channels for our healthcare electronic transaction processing and communication devices business:

Distribution Channel                               Focus
--------------------                               -----
ProxyMed Software                     ProxyMed has a direct sales force that
and Communication                     serves physicians, payers, pharmacies and
Devices - Direct Sales                labs. ProxyMed licenses its proprietary
                                      software products for use on physician
                                      desktops for access to ProxyNet,
                                      transaction creation and communication
                                      between healthcare participants.

Electronic Commerce Partners          ProxyMed has established its electronic
                                      commerce partner program to work with the nation's leading providers of physician desktop software, so that they may enable their existing applications to communicate through ProxyNet to payers, pharmacies and labs.

Gateway Agreements                    ProxyMed connects other electronic
                                      transaction processing networks to
                                      ProxyNet so that the participants on both networks can communicate with each other.

proxyMed.com                          ProxyMed is establishing itself as a
                                      provider of financial and clinical
                                      electronic transaction processing services through the world wide web, which may be accessed by any physician with an internet connection.


         Physicians, which we describe as "front-end" customers, pay recurring network access and database subscription fees, as well as software license, purchase and service fees for our desktop equipment, software and communication devices. Payers, laboratories and pharmacies, which we describe as "back-end" customers, pay for transaction processing services on a per transaction basis.

SALE OF NETWORK ENGINEERING SERVICES AND DRUG DISPENSING DIVISIONS

         On March 31, 2000, we completed the sale of our network integration division and our prescription drug dispensing subsidiary, ProxyCare, Inc., in separate transactions valued at approximately $3.7 million.

                                      * * *

         Our principal executive offices are located at 2555 Davie Road, Suite 110, Fort Lauderdale, Florida 33317-7424, and our telephone number is (954) 473-1001.

RECENT FINANCIAL INFORMATION

         On April 19, 2000, we announced in a press release our unaudited financial results as of and for the three month period ended March 31, 2000, which is summarized below:

         Revenues                                        $ 7,644,950
         Net loss from continuing operations             $(5,929,295)
         Net loss applicable to common shareholders      $(5,948,763)
         Basic and diluted net loss per common share     $      (.32)
         Total shareholders' equity                      $30,562,604

                                  RISK FACTORS

         In addition to the other information in this prospectus or incorporated in this prospectus by reference, you should consider carefully the following factors in evaluating ProxyMed and our business before purchasing the common stock offered by this prospectus.

RISKS RELATED TO OUR BUSINESS

WE HAVE INCURRED LOSSES IN THE PAST AND WE EXPECT LOSSES IN THE FUTURE WHICH COULD HAVE A DETRIMENTAL EFFECT ON THE MARKET PRICE OF OUR STOCK

         We have incurred substantial losses, including a loss of $5,722,000 for the three months ended March 31, 2000, and losses of $21,856,000, $11,788,000 and $18,517,000 for the fiscal years ended December 31, 1999, 1998 and 1997, respectively. As of March 31, 2000, we had an accumulated deficit of $69,462,000. We expect to continue to incur substantial losses for the foreseeable future, including a substantial charge in the second quarter 2000 relating to the Series B Preferred Stock discussed below. We can give no assurance that we will ever achieve profitable operations. This could have a detrimental effect on the market price of our stock.

WE DEPEND ON CONNECTIONS TO INSURANCE COMPANIES AND OTHER PAYERS, AND IF WE LOSE THESE CONNECTIONS, OUR SERVICE OFFERINGS WOULD BE LIMITED AND LESS DESIRABLE TO HEALTHCARE PARTICIPANTS

         Our business is enhanced by the substantial number of payers, such as insurance companies, Medicare and Medicaid agencies, laboratories and pharmacies, to which we have electronic connections. These connections may either be made directly or through a clearinghouse. We have attempted to enter into suitable contractual relationships to ensure long-term payer connectivity; however, we cannot assure that we will be able to maintain our links with all these payers. In addition, we cannot assure that we will be able to develop new connections, either directly or through clearinghouses, on satisfactory terms. Lastly, some third-party payers provide systems directly to healthcare providers, bypassing us and other third-party processors. Our failure to maintain existing connections with payers and clearinghouses or to develop new connections as circumstances warrant, or an increase in the utilization of direct links between providers and payers, could cause our electronic transaction processing system to be less desirable to healthcare participants, which would slow down or reduce the number of transactions that we process and for which we are paid.

EVOLVING INDUSTRY STANDARDS AND RAPID TECHNOLOGICAL CHANGES COULD RESULT IN OUR PRODUCTS BECOMING OBSOLETE OR NO LONGER IN DEMAND

         Rapidly changing technology, evolving industry standards and the frequent introduction of new and enhanced internet-based services characterize the market for our products and services. Our success will depend upon our ability to enhance our existing services, introduce new products and services on a timely and cost-effective basis to meet evolving customer requirements, achieve market acceptance for new products or services and respond to emerging industry standards and other technological changes. We cannot assure that we will be able to respond effectively to technological changes or new industry standards. Moreover, we cannot assure that other companies will not develop competitive products or services, or that any such competitive products or services will not cause our products and services to become obsolete or no longer in demand.

THE ACCEPTANCE OF ELECTRONIC TRANSACTION PROCESSING IN THE HEALTHCARE INDUSTRY IS STILL IN ITS EARLY STAGES; THUS, THE FUTURE OF OUR BUSINESS, INCLUDING OUR NEW INTERNET-BASED APPLICATIONS, IS UNCERTAIN

         Our strategy anticipates that electronic processing of healthcare transactions, including transactions involving clinical as well as financial information, will become more widespread and that providers and third-party payers increasingly will use electronic transaction processing networks for the processing and transmission of data. Electronic transmission of healthcare transactions (and, in particular, the use of the internet to transmit them) is still developing, and complexities in the nature and types of transactions which must be processed have hindered, to some degree, the development and acceptance of electronic transaction processing in this industry. We cannot assure that continued conversion from paper-based transaction processing to electronic transaction processing in the healthcare industry, using proprietary physician management systems or the internet, will occur. The internet may prove not to be a viable commercial marketplace for a number of reasons, including:

         o inadequate development of the necessary infrastructure for communication speed, access and server reliability,

         o    security and confidentiality concerns,

         o lack of development of complementary products, such as high-speed modems and high-speed communication lines,

         o    implementation of competing technologies,

         o delays in the development or adoption of new standards and protocols required to handle increased levels of internet activity, and

         o    possible governmental regulation.

         Growth in the demand for our new internet applications and services depends on the adoption of internet solutions by healthcare participants, which requires the acceptance of a new way of conducting business and exchanging information. The healthcare industry, in particular, relies on legacy systems that may be unable to benefit from our new internet-based platform. Customers using legacy and client-server systems may refuse to adopt our new internet-based systems when they have made a substantial investment in hardware, software and training for older systems.

IF ELECTRONIC TRANSACTION PROCESSING PENETRATES THE HEALTHCARE INDUSTRY, WE MAY FACE PRESSURE TO REDUCE OUR PRICES WHICH POTENTIALLY MAY LEAD TO FURTHER LOSSES

         If electronic transaction processing extensively penetrates the healthcare market or becomes highly standardized, it is possible that competition among electronic transaction processors will focus increasingly on pricing. This competition may put intense pressure on us to reduce our pricing in order to retain market share. If we are unable to reduce our costs sufficiently to offset declines in our prices, or if we are unable to introduce new, innovative service offerings with higher prices, we will continue to incur net losses.

PROPOSED HEALTHCARE LEGISLATION AND CHANGES TO EXISTING LAWS COULD CAUSE AN EROSION OF OUR CURRENT COMPETITIVE STRENGTHS

         Our customers are subject to extensive and frequently changing federal and state healthcare laws and regulations. Political, economic and regulatory influences are subjecting the healthcare industry in the United States to fundamental change. Potential reform legislation may include:

         o    mandated basic healthcare benefits,

         o controls on healthcare spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid reimbursement,

         o    the creation of large insurance purchasing groups, and

         o    fundamental changes to the healthcare delivery system.

         The federal Health Insurance Portability and Accountability Act of 1996, known as HIPAA for short, mandates the use of standard transactions, standard identifiers, security and other provisions for electronic claims transactions. HIPAA specifically designates clearinghouses (including us and other financial network operators) as the compliance facilitators for healthcare providers and payers. Clearinghouses are given the freedom to utilize non-standard transactions and convert them to the mandated standards on behalf of their customers. We intend to comply with the mandated standards as soon as practicable after they have been adopted. Due to mandated standards, however, there is a possibility that it will be easier for competitors to offer electronic transaction processing services similar to ours, which would make our competitive strength of accepting financial transactions in multiple formats less of a differentiating factor for our customers.

         We anticipate Congress and some state legislatures will continue to review and assess alternative healthcare delivery systems and payment methods and public debate of these issues will likely continue in the future. Due to uncertainties as to these reform initiatives and their enactment and implementation, we cannot predict which, if any, of such reform proposals will be adopted, when they may be adopted or what impact they may have on us.

BECAUSE WE ARE SMALLER AND HAVE FEWER FINANCIAL RESOURCES THAN MANY OF OUR COMPETITORS, WE MAY NOT BE ABLE TO SUCCESSFULLY COMPETE IN THE VERY COMPETITIVE HEALTHCARE ELECTRONIC TRANSACTION PROCESSING INDUSTRY

         We face competition from many healthcare information systems companies and other technology companies. Many of our competitors are significantly larger and have greater financial resources than we do and have established reputations for success in implementing healthcare electronic transaction processing systems. Other companies have targeted this industry for growth, including the development of new technologies utilizing internet-based systems. We cannot assure that we will be able to compete successfully with these companies or that these or other competitors will not commercialize products, services or technologies that render our products, services or technologies obsolete or less marketable.

         We also believe that most physicians will ultimately subscribe to only one electronic transaction processing service provider. Consequently, it is our belief that the key to competitive success will be our ability to control physicians' desktops by offering a comprehensive set of electronic financial and clinical transactions and locking in the physicians to mutually beneficial long-term agreements. However, we cannot assure that we will win this race to provide "one-stop shopping," or that this belief about physicians' preference for "one-stop shopping" will prove correct. Due to advances in technology, changes in attitudes and other factors, physicians may ultimately prefer to use multiple electronic transaction processing services and may elect to change their electronic transaction processing services frequently rather than settling long-term for one provider.

WE HAVE IMPORTANT BUSINESS RELATIONSHIPS WITH OTHER COMPANIES TO MARKET AND SELL SOME OF OUR CLINICAL PRODUCTS AND SERVICES WHICH HAVE NOT RESULTED IN SIGNIFICANT SALES YET AND IF THESE COMPANIES ARE UNSUCCESSFUL, WE WILL NEED TO ADD THIS EMPHASIS INTERNALLY, WHICH MAY DIVERT OUR EFFORTS AND RESOURCES FROM OTHER PROJECTS

         For the marketing and sale of some of our clinical products and services, we entered into important business relationships with other companies, through our electronic commerce partner program with physician office management information system vendors and electronic medical record vendors and through other agreements. These important business relationships, which have required and will continue to require significant commitments of effort and resources, have yet to generate substantial recurring revenue, and we cannot assure that they will ever generate substantial recurring revenue. Most of these relationships are on a non-exclusive basis, and we cannot assure that our electronic commerce partners and other strategic partners, most of whom have significantly greater financial and marketing resources than we do, will not develop and market products and services in competition with us in the future or will not otherwise discontinue their relationship with us. Also, our arrangements with some of our partners involve negotiated payments to the partners based on percentages of revenues generated by the partners. If the payments prove to be too high, we may be unable to realize acceptable margins, but if the payments prove to be too low, the partners may not be motivated to produce a sufficient volume of revenues. The success of our important business relationships will depend in part upon our partners' own competitive, marketing and strategic considerations, including the relative advantages of alternative products being developed and marketed by such partners. If any such partners are unsuccessful in marketing our products, we will need to place added emphasis on these aspects of our business internally, which may divert our planned efforts and resources from other projects.

OUR CLINICAL TRANSACTION PRODUCTS AND SERVICES HAVE YET TO BE TESTED ON A LARGE SCALE AND COULD FAIL UNDER A HEAVY CUSTOMER LOAD

         The quality of our clinical transaction products and services is important to our business. Although we have completed the development of most of our clinical transaction products and services and our electronic transaction processing network, which we believe efficiently perform the principal functions for which they have been designed, our clinical transaction products and services and the network are currently being utilized only by a limited number of customers for these transactions. We cannot assure that, upon widespread commercial use of our clinical transaction products and services, they will satisfactorily perform all of the functions for which we have designed them or that unanticipated technical or other errors will not occur which would result in increased costs or material delays. Any of these errors could delay our plans, result in harmful publicity or cause us to incur substantial remedial costs.

COMPUTER NETWORK SYSTEMS LIKE OURS COULD SUFFER SECURITY AND PRIVACY BREACHES THAT COULD HARM OUR CUSTOMERS AND US

         We currently operate servers and maintain connectivity from multiple facilities. Despite our implementation of network security measures, such as limiting physical and network access to routers, our infrastructure may be vulnerable to computer viruses, break-ins and similar disruptive problems caused by customers or other users. Computer viruses, break-ins or other security problems could lead to interruption, delays or cessation in service to our customers. These problems could also potentially jeopardize the security of confidential information stored in the computer systems of our customers, which may deter potential customers from doing business with us and give rise to possible liability to users whose security or privacy has been infringed. The security and privacy concerns of existing and potential customers may inhibit the growth of the healthcare information services industry in general, and our customer base and business in particular. A significant security breach could result in loss of customers, damage to our reputation, direct damages, costs of repair and detection and other unplanned expenses.

WE DEPEND ON UNINTERRUPTED COMPUTER ACCESS FOR OUR CUSTOMERS; ANY PROLONGED INTERRUPTIONS IN OUR OPERATIONS COULD CAUSE OUR CUSTOMERS TO SEEK ALTERNATIVE PROVIDERS OF OUR SERVICES

         Our success is dependent on our ability to deliver high-quality, uninterrupted computer networking and hosting, requiring us to protect our computer equipment and the information stored in servers against damage by fire, natural disaster, power loss, telecommunications failures, unauthorized intrusion and other catastrophic events. Although we plan to develop back-up site capability and have a program to manage technology to reduce risks in the event of a disaster, including periodic "back-ups" of our computer programs and data, any damage or failure resulting in prolonged interruptions in our operations could cause our customers to seek alternative providers of our services. In particular, a system failure, if prolonged, could result in reduced revenues, loss of customers and damage to our reputation, any of which could cause our business to suffer. While we carry property and business interruption insurance to cover operations, the coverage may not be adequate to compensate us for losses that may occur.

OUR PRODUCTS EMPLOY PROPRIETARY INFORMATION AND TECHNOLOGY WHICH MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES

         In large part, our success is dependent on our proprietary information and technology. We rely on a combination of contract, copyright, trademark and trade secret laws and other measures to protect our proprietary information and technology. We have federal trademark registrations for ClinScan, PreScribe, ProxyNet, ProxyScript and RxReceive and have filed a trademark application for "empowering physicians with eSolutions," which is currently pending approval. We have no patents. We have copyright registrations for twelve of our software products. As part of our confidentiality procedures, we generally enter into nondisclosure agreements with our employees, distributors and customers, and limit access to and distribution of our software, databases, documentation and other proprietary information. We cannot assure that the steps taken by us will be adequate to deter misappropriation of our proprietary rights or that third parties will not independently develop substantially similar products, services and technology. Although we believe our products, services and technology do not infringe on any proprietary rights of others, as the number of software products available in the market increases and the functions of those products further overlap, we and other software and internet developers may become increasingly subject to infringement claims. These claims, with or without merit, could result in costly litigation or might require us to enter into royalty or licensing agreements, which may not be available on terms acceptable to us.

BECAUSE AN ERROR BY ANY PARTY IN THE PROCESS OF PRESCRIBING DRUGS AND FILLING PRESCRIPTIONS COULD RESULT IN SUBSTANTIAL INJURY TO A PATIENT, OUR LIABILITY INSURANCE MAY NOT BE ADEQUATE IN A CATASTROPHIC SITUATION

         Our business exposes us to potential liability risks that are unavoidably part of being in the healthcare electronic transaction processing industry. Many of our products and services relate to prescribing drugs and filling prescriptions, and an error by any party in the process could result in substantial injury to a patient. As a result, our liability risks are significant. We cannot assure that our insurance will be sufficient to cover potential claims arising out of our current or proposed operations, or that our present level of coverage will be available in the future at a reasonable cost. A partially or completely uninsured claim against us, if successful and of sufficient magnitude, would have significant adverse financial consequences. Our inability to obtain insurance of the type and in the amounts we require could generally impair our ability to market our products and services.

WE MAY NOT BE ABLE TO RETAIN KEY PERSONNEL OR REPLACE THEM IF THEY LEAVE

         Our success is largely dependent on the personal efforts of Harold S. Blue, our Chairman, John B. Okkerse, Jr., Ph.D., our Chief Executive Officer, and John Paul Guinan, President of our internet division. Although we have entered into employment agreements with these and a few other senior executives, the loss of any of their services could cause our business to suffer. We have obtained for our benefit "key person" insurance on the lives of Messrs. Blue and Guinan in the amount of $1,000,000. Our success is also dependent upon our ability to hire and retain qualified marketing, operations, development and other personnel. Competition for qualified personnel in the healthcare information services industry is intense, and we cannot assure that we will be able to hire or retain the personnel necessary for our planned operations.

BELLINGHAM OWNS A SUBSTANTIAL AMOUNT OF OUR STOCK AND IS CAPABLE OF INFLUENCING OUR AFFAIRS AND STOCK PRICE

         As of the date of this prospectus, Bellingham Industries Inc., an offshore investment fund, beneficially owns approximately 9% of our outstanding common stock, down from 32.1% as of March 10, 2000. A significant number of shares of our common stock owned by Bellingham have been sold by brokerage firms as a result of margin calls. We have been advised that Bellingham continues to be subject to possible margin calls and cannot determine when margin sales on behalf of Bellingham will be discontinued. Continued margin selling of Bellingham's shares may have an adverse effect on our stock price.

OUR CORPORATE CHARTER CONTAINS AUTHORIZED, UNISSUED PREFERRED STOCK WHICH, IF ISSUED, MAY INHIBIT A TAKEOVER AT A PREMIUM PRICE THAT MAY BE BENEFICIAL TO OUR SHAREHOLDERS

         Our Articles of Incorporation authorize the issuance of 2,000,000 shares of "blank check" preferred stock with such designations, rights and preferences as our Board of Directors may determine from time to time. Of these preferred shares, 1,990,690 shares are outstanding as of the date of this prospectus. Without shareholder approval, our Board of Directors is empowered to issue shares of our preferred stock with dividend, liquidation, conversion, voting and other rights that could lessen the value, voting power or other rights of holders of common stock. Issuance of shares of our preferred stock could be utilized, under some circumstances, as a method of discouraging, delaying or preventing a change of control of this company at a premium price which would be beneficial to our shareholders.

INVESTORS SHOULD NOT ANTICIPATE RECEIVING CASH DIVIDENDS ON OUR COMMON STOCK

         We currently anticipate retaining all of our future earnings, if any, for use in the operation and expansion of our business, and do not plan to pay any cash dividends on shares of our common stock in the foreseeable future. The provisions of the Series B Preferred Stock prohibit the payment of dividends on our common stock unless we get the consent of the holders of two-thirds of the Series B Preferred Stock. Potential investors who anticipate a need for dividends should not invest in this stock.

OUR COMMON STOCK PRICE HAS FLUCTUATED CONSIDERABLY AND MAY NOT APPRECIATE IN
VALUE

         The market price of shares of our common stock has fluctuated substantially in recent years and is likely to fluctuate significantly from its current level. In 1998, for example, the closing market price of our shares ranged from a low of $5.25 per share to a high of $17.13 per share, and during 1999, our closing share price has ranged from a low of $9.50 per share to a high of $19.25 per share. Through May 10, 2000, our closing share price has ranged from a high of $11.30 per share to a low of $1.25 per share. Future announcements concerning our financial performance, conversion of shares of the Series B Preferred Stock, margin calls, the introduction of new products, services or technologies or changes in product pricing policies by us or our competitors or changes in earnings estimates by analysts, among other factors, could cause the market price of our common stock to fluctuate substantially. Stock markets have experienced extreme price and volume volatility in the last year. This volatility has had a substantial effect on the market prices of securities of many public companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may also cause declines in the market price of our common stock. Investors seeking short-term liquidity should be aware that we cannot assure that the stock price will appreciate in value or, as noted above, that cash dividends will be paid.

RISKS RELATED TO THE SERIES B CONVERTIBLE PREFERRED STOCK

THE CONVERSION OF THE SERIES B PREFERRED STOCK AND THE EXERCISE OF THE RELATED WARRANTS COULD RESULT IN A SUBSTANTIAL NUMBER OF ADDITIONAL SHARES BEING ISSUED IF THE MARKET PRICE OF OUR COMMON STOCK DECLINES

         The Series B Preferred Stock converts into common stock at a floating rate based on the market price of our common stock, provided the conversion price may not exceed $21.26. As a result, the lower the price of our common stock at the time the holder converts, the greater the number of shares of common stock the holder will receive.

         To the extent the Series B Preferred Stock is converted or dividends on the Series B Preferred Stock are paid in shares of common stock rather than cash, a significant number of additional shares of common stock may be sold into the market, which could decrease the price of our common stock due to the additional supply of shares relative to demand in the market. In that case, we could be required to issue an increasingly greater number of shares of our common stock upon future conversions of the Series B Preferred Stock, sales of which could further depress the price of our common stock.

         If the sale of a large amount of shares of our common stock upon conversion of, or the payment of dividends in lieu of cash on, the Series B Preferred Stock results in a decline in the price of our common stock, this event could encourage short sales of our common stock or margin calls upon investors in our common stock. Short sales or margin calls could place further downward pressure on the price of our common stock.

         The conversion of, and the payment of dividends in shares of common stock in lieu of cash on, the Series B Preferred Stock may result in substantial dilution to the interests of other holders of our common stock. Even though no selling shareholder may convert its Series B Preferred Stock into more than 4.99% of our then outstanding common stock (excluding for purposes of such determination shares of common stock issuable upon conversion of Series B Preferred Stock which have not been converted and upon exercise of warrants which have not been exercised), this restriction does not prevent a selling shareholder from selling a substantial number of shares in the market. By periodically selling shares into the market, an individual selling shareholder could eventually sell more than 4.99% of our outstanding common stock while never holding more than 4.99% at any specific time.

         At a conversion price of $1.54, the outstanding shares of Series B Preferred Stock on May 10, 2000, would be convertible into approximately 6,044,046 shares, representing approximately 23.4% of the common stock that would be outstanding following the conversion, based upon the common shares outstanding on May 10, 2000. As of May 10, 2000, 1,690 shares of Series B Preferred Stock had been converted into 1,401,516 shares of our common stock.

OUR INABILITY TO COMPLY WITH THE TERMS OF THE REDEMPTION AND EXCHANGE AGREEMENT COULD RESULT IN OUR INABILITY TO REDEEM TO THE SERIES B PREFERRED STOCK AND COULD RESULT IN A SUBSTANTIAL NUMBER OF ADDITIONAL SHARES BEING ISSUED

         Effective May 4, 2000, we entered into a Redemption and Exchange Agreement (the "Redemption Agreement") with holders of 13,000 shares of the Series B Preferred Stock. Under the terms of the Redemption Agreement, we redeemed 4,000 shares of the Series B Preferred Stock, and are required to redeem an additional 2,500 shares of the Series B Preferred Stock on each of June 19, 2000, August 1, 2000, and August 31, 2000, and an additional 1,500 shares of the Series B Preferred Stock on September 29, 2000. The Redemption Agreement also provides that 693,333 of the original warrants (the "Old Warrants") issued to the holders of the Series B Preferred Stock subject to the Redemption Agreement are being exchanged for warrants (the "Exchanged Warrants") with an exercise price of $1.50 per share and such holders are receiving, in the aggregate, 650,000 additional warrants (the "New Warrants") at an exercise price of $1.50 per share. The exercise price and number of shares of common stock which may be purchased upon exercise of the Exchanged Warrants and the New Warrants are subject to adjustment upon the occurrence of certain dilution events including, without limitation, certain issuances of common stock, stock options or convertible securities or certain corporate transactions such as stock splits, mergers or asset sales. The redemption of the Series B Preferred Stock in accordance with the Redemption Agreement is subject to certain closing conditions on each date of redemption. So long as we remain in compliance with the terms of the Redemption Agreement, such holders are prohibited from converting their shares of Series B Preferred Stock into shares of common stock. Our failure to comply with the terms of the Redemption Agreement would again allow the holders of the Series B Preferred Stock to convert their shares of Series B Preferred Stock into shares of common stock. As set forth above, this could result in the issuance of a substantial number of additional shares of common stock being issued. In addition, as a result of this restructuring of the Series B Preferred Stock, we expect to incur a substantial charge in the second quarter of 2000.

WE WILL BE REQUIRED TO OBTAIN ADDITIONAL FINANCING IN ORDER TO COMPLY WITH THE REDEMPTION AGREEMENT AND CONTINUE TO FUND OUR CURRENT OPERATIONS

         In order for us to comply with the terms of the Redemption Agreement and continue to fund our operations, we will be required to raise significant amounts of additional capital. The Redemption Agreement provides that we must raise at least $4,000,000 of additional funds by June 17, 2000, an additional $5,000,000 of new funds by July 31, 2000, and an additional $4,000,000 of new funds by August 30, 2000. We may, however, need or elect to raise additional funds in excess of such amounts prior to or after such dates. Our capital requirements will depend on many factors, including our ability to meet the conditions under the Redemption Agreement, the problems, delays, expenses and complications frequently encountered by other eHealth companies; the costs associated with developing improved products and services in response to technological changes; the costs associated with any marketing or other arrangements; changes in economic, regulatory, or competitive conditions or our business; and the cost of retaining management personnel.

         To satisfy our capital requirements, we must seek to raise funds through the issuance of equity or debt in the public or private capital markets. Our ability to raise additional funds may be adversely affected if, among other things, we are unable to meet the terms and conditions set forth in the Redemption Agreement or if we do not continue to improve our operating performance and achieve increased market acceptance of our products and services. There can be no assurance that any additional funding will be available to us, or if available, that it will be available on acceptable terms. If adequate funds are not available, we will not be able to meet the conditions set forth in the Redemption Agreement and the holders of the Series B Preferred Stock would be entitled to exercise their conversion and other rights under the terms of the designations for the Series B Preferred Stock and the Redemption Agreement. If we are successful in obtaining additional financing, the terms of the financing may have the effect of significantly diluting or adversely affecting the holdings or the rights of the holders of common stock.

WE MAY ISSUE ADDITIONAL SHARES WHICH WOULD REDUCE YOUR OWNERSHIP PERCENTAGE AND DILUTE THE VALUE OF YOUR SHARES

         Certain events over which you have no control could result in the issuance of additional shares of our common stock, which would dilute your ownership percentage in ProxyMed. We may issue additional shares of common stock or preferred stock:

         o    to raise additional capital or finance acquisitions;

         o upon the exercise or conversion of outstanding options, warrants and shares of convertible preferred stock; or

         o    in lieu of cash payment of dividends.

         As of May 10, 2000, there were outstanding warrants (including the warrants relating to the Series B Preferred Stock) and options to acquire up to approximately 6,800,206 additional shares of common stock at prices ranging from $1.50 to $14.50 per share. If converted or exercised, these securities will reduce your percentage ownership of common stock and could dilute the value of your shares. In addition, as disclosed in the preceding risk factor, the number of shares that may be issued upon conversion of, or payment of dividends in lieu of cash on, the Series B Preferred Stock could increase substantially if the market price of our common stock decreases during the period the Series B Preferred Stock is outstanding.

         For example, the number of shares that we would be required to issue upon conversion of all 9,310 shares of Series B Preferred Stock as of May 10, 2000 would increase from 6,044,046 shares, based on the applicable conversion price of $1.54 per share as of May 10, 2000, to:

         o    8,058,727 shares if the applicable conversion price decreased 25%;

         o    12,088,091 shares if the applicable conversion price decreased
              50%; or

         o    24,176,182 shares if the applicable conversion price decreased
              75%.

WE MAY BE REQUIRED TO DELIST OUR SHARES FROM NASDAQ IF CERTAIN EVENTS OCCUR

         In accordance with Rule 4460 of the Nasdaq Stock Market Marketplace Rules, which generally requires shareholder approval of transactions that would result in the issuance of securities representing 20% or more of an issuer's outstanding listed securities, we are not obligated to issue shares of common stock upon conversion or the payment of dividends on the Series B Preferred Stock in excess of 3,663,730 shares, representing 19.9% of our outstanding shares of common stock on December 23, 1999, the date of issuance of the Series B Preferred Stock.

         The terms of the Series B Preferred Stock provide that we must obtain shareholder approval of the issuance of (i) the Series B Preferred Stock, (ii) the Old Warrants, (iii) common stock issuable upon conversion or exercise thereof, and (iv) common stock as dividends thereon, by the earlier to occur of our next annual meeting of shareholders or within 60 days after the date that the number of shares of common stock then issuable upon conversion of the Series B Preferred Stock equals or exceeds 2,747,461 shares (15% of the number of shares of common stock outstanding on the date of issuance of the Series B Preferred Stock for any three of five consecutive days). On April 13, 2000, we received a notice from counsel to the holders of the Series B Preferred Stock, pursuant to Section

4(g) of the Securities Purchase Agreement between the buyers of the Series B Preferred Stock and ProxyMed dated as of December 23, 1999 (the "Securities Purchase Agreement"), that for the three days ending on and including April 12, 2000, the number of shares of common stock issuable upon conversion of all the outstanding shares of Series B Preferred Stock, based upon the Conversion Price (as defined in the Articles of Amendment) on the applicable date (without regard to any limitation upon the conversion of the shares of Series B Preferred Stock) equaled or exceeded 2,747,461 shares, requiring us to hold a shareholders meeting on or before June 11, 2000. We will not hold a shareholders meeting, and consequently will not obtain the required shareholder approval, on or before June 11, 2000.

         As a result of not obtaining the required Shareholder Approval of the Series B Preferred Stock on or prior to June 11, 2000, if we receive a notice from a holder of Series B Preferred Stock which would require us to convert such holder's Series B Preferred Stock into a number of shares of common stock which, when added to all previous shares of common stock issued pursuant to the conversion of Series B Preferred Stock, would equal or exceed 20% of the number of shares of common stock outstanding at that time, then we will be required to either redeem all of the Series B Preferred Stock submitted for redemption or voluntarily delist our shares from Nasdaq within five business days after the notice of conversion referred to above. In addition, failure to obtain such shareholder approval by June 11, 2000, or delisting of the common stock from Nasdaq, would constitute a "Liquidity Default". See "Effects of Certain Breaches or Default" under the "Description of Securities." We may not have sufficient available cash to redeem the Series B Preferred Stock at that time, and thus may be forced to pursue the option of delisting. In that event, trading in the common stock would likely decrease substantially, and the price of the common stock may decline. If we fail to obtain such shareholder approval, there is no limit on the number of shares of common stock that could be issued upon conversion of, or the payment of dividends in lieu of cash on, the Series B Preferred Stock. Notwithstanding the failure to hold a shareholders meeting on or before June 11, 2000, pursuant to the Redemption Agreement, holders of 13,000 shares of the Series B Preferred Stock have agreed that they will not convert any of their 9,000 remaining shares of Series B Preferred Stock into common stock as a result of such failure to hold a meeting if we received such shareholder approval on or before July 17, 2000, and the remaining holders of Series B Preferred Stock own only 310 shares of Series B Preferred Stock as of May 10, 2000.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of shares of common stock by any of the selling shareholders.

         We will receive proceeds of $3,590,838 if all of the warrants relating to the Series B Preferred Stock (including the warrants issued to Transamerica Business Credit Corporation, the Exchanged Warrants and the New Warrants) are exercised for cash. We intend to use any proceeds received from the exercise of warrants for general working capital purposes.

         We estimate that our expenses in connection with the filing of this registration statement will be approximately $30,000.

                              SELLING SHAREHOLDERS

GENERAL

         The shares of common stock being offered by the selling shareholders are issuable (1) upon conversion of the Series B Preferred Stock, (2) as dividends on the Series B Preferred Stock, or (3) upon exercise of warrants. For additional information about the Series B Preferred Stock, see "Description of Securities - Series B Preferred Stock." We are registering the shares in order to permit the selling shareholders to offer these shares for resale from time to time. Except for the ownership of the Series B Preferred Stock and the warrants, none of the selling shareholders, other than Transamerica Business Credit Corporation ("Transamerica"), has had any material relationship with us within the past three years.

         The table below lists the selling shareholders and other information regarding the beneficial ownership of the common stock by each of the selling shareholders. The second column lists, for each selling shareholder, the number of shares of common stock (based on its ownership of Series B Preferred Stock and related warrants) which would have been issuable to the selling shareholders on May 10, 2000 upon conversion of all Series B Preferred Stock and exercise of all warrants held by such selling shareholder on that date, without regard to any limitations on conversions or exercise. Our calculations of the number of shares of common stock into which the selling shareholders may convert the Series B Preferred Stock in the second column assumes a conversion price for the Series B Preferred Stock of $1.54, which represents 93% of the lowest closing trade price during the three consecutive trading days through and including May 10, 2000. Because conversion of the Series B Preferred Stock is based on a formula that depends on the market price of our common stock, the numbers listed in the second column, other than those for Transamerica, may fluctuate from time to time and the number of shares that will actually be issued may be more or less than the 18,873,590 shares being offered by this prospectus. The warrants, other than those for Transamerica, are exercisable at an adjusted price of $1.50 per share, subject to further adjustment as provided in the warrant agreement. The third column lists, for each selling shareholder other than Transamerica, each selling shareholder's pro rata portion (based on its ownership of Series B Preferred Stock) of the 18,873,590 shares of common stock being offered by this prospectus. The fourth and fifth columns assume the sale of all of the shares offered by each selling shareholder.

         We determined the number of shares of common stock to be offered for resale by this prospectus by agreement with the selling shareholders and in order to adequately cover a reasonable increase in the number of shares required. For purposes of estimating the number of shares of common stock to be included in this Registration Statement, we included:

         o 12,994,902 shares, representing 200% of the number of shares of common stock issuable upon conversion of the Series B Preferred Stock (without regard to any limitation on conversion), determined as if the Series B Preferred Stock were converted in full at the conversion price of $1.54 as of May 10, 2000; plus

         o 1,713,784 shares, representing 200% of the number of shares of common stock issuable upon exercise of the warrants relating to the Series B Preferred Stock (without regard to any limitations on exercise) as of May 10, 2000; plus

         o 50,000 shares of common stock representing 200% of the number of shares of common stock issuable upon exercise of the warrant issued to Transamerica Business Credit Corporation; plus

         o 1,386,666 shares of common stock representing 200% of the number of shares of common stock issuable upon exercise of the exchanged warrants issued to certain holders of the Series B Preferred Stock (without regard to any limitations in exercise) in connection with the Redemption and Exchange Agreement as of May 4, 2000; plus

         o 1,300,000 shares of common stock representing 200% of the number of shares of common stock issuable upon exercise of the new warrants issued to certain holders of the Series B Preferred Stock (without regard to any limitations on exercise) in connection with the Redemption and Exchange Agreement as of May 4, 2000; plus

         o 1,428,238 shares of common stock representing 200% of the number of shares of common stock which may be issuable as dividends upon the Series B Preferred Stock.

         Under the Articles of Amendment of our Articles of Incorporation for the Series B Preferred Stock and under the terms of the warrants, no selling shareholder (other than Transamerica) can convert Series B Preferred Stock or exercise the warrants, respectively, to the extent such conversion or exercise would cause such selling shareholder's beneficial ownership of our common stock, excluding for purposes of such determination shares of common stock issuable upon conversion of shares of Series B Preferred Stock which have not been converted and upon exercise of warrants which have not been exercised, to exceed 4.99% of the outstanding shares of our common stock. The amounts in the second column do not reflect this limitation. The selling shareholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

                                    COMMON SHARES           COMMON SHARES        COMMON SHARES
NAME OF SELLING                   BENEFICIALLY OWNED       OFFERED BY THIS        OWNED AFTER      PERCENTAGE OF
  SHAREHOLDER                     PRIOR TO OFFERING          PROSPECTUS             OFFERING           CLASS
---------------                   ------------------       ---------------       -------------     -------------
HFTP Investment L.L.C.(1)           3,280,054 (5)             3,280,054                0                0%
Fisher Capital Ltd.(2)              2,965,338 (6)             2,965,338                0                0%
Wingate Capital Ltd (2)             1,816,958 (7)             1,816,958                0                0%
Leonardo, L.P(3)                    5,978,944 (8)             5,978,944                0                0%
Royal Bank of Canada (4)            4,782,296 (9)             4,782,296                0                0%
Transamerica Business Credit
Corporation                          50,000 (10)                50,000                 0                0%

--------------------
(1) Promethean Investment Group, LLC, a New York limited liability company ("Promethean"), serves as investment advisor to HFTP Investment, L.L.C. ("HFTP") and may be deemed to share beneficial ownership of the shares beneficially owned by HFTP by reason of shared power to vote and to dispose of the shares beneficially owned by HFTP. Promethean disclaims beneficial ownership of the shares beneficially owned by HFTP. Mr. James F. O'Brien, Jr. indirectly controls Promethean. Mr. O'Brien disclaims beneficial ownership of the shares beneficially owned by Promethean and HFTP. HFTP is not a registered broker-dealer. HFPT, however, is under common control with, and therefore an affiliate of, a registered broker-dealer.

(2) Citadel Limited Partnership is the trading manager of each of Fisher Capital Ltd. and Wingate Capital Ltd. (collectively, the "Citadel Entities") and consequently has voting control and investment discretion over securities held by the Citadel Entities. Kenneth C. Griffin indirectly controls Citadel Limited Partnership. The ownership information for each of the Citadel Entities does not include ownership information for the other Citadel Entities. Citadel Limited Partnership, Kenneth C. Griffin and each of the Citadel Entities disclaims ownership of the shares held by the other Citadel Entities. Neither Fisher nor Wingate is a registered broker-dealer. Each of Fisher and Wingate, however, is under common control with, and therefore an affiliate of, a registered broker-dealer.

(3) Angelo, Gordon & Co., L.P. ("Angelo Gordon") is a general partner of AG Super Fund International Partners, L.P., Leonardo, L.P. and Raphael, L.P., and is the investment advisor of GAM Arbitrage Investment, Inc. (collectively, the "Angelo Gordon Entities") and consequently has voting control and investment discretion over securities held by the Angelo Gordon Entities. The ownership information for each of the Angelo Gordon Entities does not include the ownership information for the other Angelo Gordon Entities. Angelo Gordon and each of the Angelo Gordon Entities disclaim beneficial ownership of the shares held by the other Angelo Gordon Entities. John M. Angelo, the Chief Executive Officer of Angelo Gordon, and Michael R. Gordon, the Chief Operating Officer of Angelo Gordon, are the sole general partners of A.G. Partners, L.P., the sole general partner of Angelo Gordon. As a result, Mr. Angelo and Mr. Gordon may be considered beneficial owners of any shares deemed to be beneficially owned by Angelo Gordon. Angelo Gordon is not a registered broker-dealer. Angelo Gordon, however, is under common control with, and therefore an affiliate of, a registered broker-dealer.

(4) Royal Bank of Canada is not a registered broker-dealer. Royal Bank of Canada, however, controls and is therefore an affiliate of two registered broker-dealers.

(5) Includes 903,993 shares held of record and up to 402,597 shares of common stock issuable as of May 10, 2000, upon conversion of the Series B Preferred Shares at an assumed conversion price of $1.54, up to 1,713,784 shares of common stock issuable upon the exercise of the warrant issued in connection therewith held of record by HFTP Investment L.L.C. and up to 259,680 shares of common stock issuable as dividends upon the Series B Preferred Stock.


(6) Includes up to 2,229,870 shares of common stock issuable as of May 10, 2000, upon conversion of the Series B Preferred Shares at an assumed conversion price of $1.54, up to 512,534 shares of common stock issuable upon exercise of the warrant issued in connection therewith held of record by Fisher Capital and up to 222,934 shares of common stock issuable as dividends upon the Series B Preferred Stock.

(7) Includes up to 1,366,234 shares of common stock issuable as of May 10, 2000, upon conversion of the Series B Preferred Shares at an assumed conversion price of $1.54, up to 314,132 shares of common stock issuable upon exercise of the warrant issued in connection therewith held of record by Wingate Capital and up to 136,592 shares of common stock issuable as dividends upon the Series B Preferred Stock.

(8) Includes up to 4,496,104 shares of common stock issuable as of May 10, 2000, upon conversion of the Series B Preferred Shares at an assumed conversion price of $1.54, up to 1,033,334 shares of common stock issuable upon exercise of the warrant issued in connection therewith held of record by Leonardo L.P. and up to 449,506 shares of common stock issuable as dividends upon the Series B Preferred Stock.

(9) Includes up to 3,596,104 shares of common stock issuable as of May 10, 2000, upon conversion of the Series B Preferred Shares at an assumed conversion price of $1.54, up to 826,666 shares of common stock issuable upon exercise of the warrant issued in connection therewith held of record by Royal Bank of Canada and up to 359,526 shares of common stock issuable as dividends upon the Series B Preferred Stock.

(10) Represents 200% of the number of shares of common stock issuable upon exercise of the warrant issued in connection with obtaining the consent of Transamerica Business Credit Corporation to the sale of the Series B Preferred Shares.

                            DESCRIPTION OF SECURITIES

         The authorized capital stock of ProxyMed consists of 50,000,000 shares of common stock, par value $.001 per share, and 2,000,000 shares of preferred stock, par value $.01 per share. At May 10, 2000, 19,734,429 shares of common stock were issued and outstanding, and 9,310 shares of preferred stock were issued and outstanding.

         Of the 19,734,429 shares of common stock outstanding on May 10, 2000, this amount does not include the 4,339,536 shares of common stock issuable upon exercise of currently outstanding warrants, and 2,460,670 shares of common stock reserved for issuance upon exercise of currently outstanding stock options.

         The descriptions below of the terms of the common stock, Series B Preferred Stock and the related warrants are summaries of the material terms only and do not purport to be complete. Such descriptions are subject to and qualified by the actual agreements relating to the Series B Preferred Stock, such warrants, our amended Articles of Incorporation and By-laws, all of which have been filed with the SEC and are incorporated into this prospectus by reference, and by applicable law.

COMMON STOCK

         The issued and outstanding shares of common stock are, and the shares being offered by this prospectus will be, validly issued, fully paid and non-assessable. The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available for them at such times and in such amounts as the Board of Directors may from time to time determine. ProxyMed has not paid any dividends and does not expect to pay cash dividends on its common stock in the foreseeable future.

         All shares of common stock have equal voting rights and, when validly issued and outstanding, have one vote per share in all matters to be voted upon by the shareholders. Cumulative voting in the election of directors is not allowed, which means that the holders of more than 50% of the outstanding shares can elect all the directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any directors.

         The shares have no pre-emptive, subscription, conversion or redemption rights. Upon liquidation, dissolution or winding-up of ProxyMed, the holders of common stock are entitled to receive pro rata the assets of ProxyMed which are legally available for distribution to shareholders.

PREFERRED STOCK

         In addition to the Series B Convertible Preferred Stock, the Board of Directors of ProxyMed has the authority to issue 1,985,000 additional shares of preferred stock in one or more series and to fix the designation, relative powers, preferences and rights and qualifications, limitations or restrictions of all shares of each such series, including dividend rates, conversion rights, voting rights, redemption and sinking fund provisions, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the shareholders.

         The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock and could have the effect of delaying, deferring or preventing a change in control of ProxyMed without further action by the shareholders.

SERIES B PREFERRED STOCK

         On December 23, 1999, we issued 15,000 shares of our Series B Preferred Stock, and warrants to purchase 800,000 shares of our common stock in a private placement to institutional investors. The net proceeds of the offering, after expenses, were approximately $14,200,000. J.C. Bradford & Co. served as our placement agent for this transaction. The shares of Series B Preferred Stock are non-voting and carry a cumulative dividend at a rate of 6% per annum, payable quarterly or upon conversion or redemption, which may be paid in cash or common stock, at our option, subject to certain conditions. The shares of Series B Preferred Stock mature on December 23, 2001, subject to extension in certain circumstances, at which time the Series B Preferred Stock will be redeemed or converted at our option, subject to certain conditions. The conversion price of the Series B Preferred Stock at maturity is 95% of the average of the closing trade price on the Nasdaq National Market of the common stock for the 30 consecutive trading days immediately preceding December 23, 2001.

         In connection with the sale of the Series B Preferred Stock, we issued warrants (the "Old Warrants") to purchase up to 800,000 shares of common stock, subject to adjustment in certain events. The original exercise price of the Old Warrants was $12.05 per share, subject to adjustment in certain events. The Old Warrants expire on December 23, 2002. In addition, in order to obtain the consent of Transamerica Business Credit Corporation to the sale of the Series B Preferred Stock, a warrant to purchase 25,000 shares of common stock at an original exercise price of $11.62 per share was issued to Transamerica (the "Transamerica Warrant") on substantially the same terms as the Old Warrants. If the Old Warrants which have not been exchanged for Exchanged Warrants (as defined below) and the Transamerica Warrant were exercised for cash to purchase 881,892 shares of common stock (after giving effect to dilution adjustment provisions contained therein), we would receive proceeds of $1,575,837. The exercise price and number of shares of common stock which may be purchased upon exercise of such warrants continue to be subject to further adjustment upon the occurrence of certain dilution events including, without limitation, certain issuances of common stock, stock options or convertible securities or certain corporate transactions such as stock splits, mergers or asset sales.

REDEMPTION AND EXCHANGE AGREEMENT

         The Series B Preferred Stock converts into common stock at a floating rate based on the market price of the common stock. The lower the price of the common stock at the time the holder converts, the greater the number of shares of common stock the holder will receive. The terms of the Series B Preferred Stock provide that the holders cannot exercise their rights to convert the Series B Preferred Stock prior to December 23, 2000, unless certain triggering events occur. One such triggering event occurs if the closing price of the common stock is below $4.21 for a period of ten consecutive trading days. As of May 1, 2000, the closing price of the common stock had been below $4.21 for 10 trading days, thus causing the restriction on conversions to cease to be in effect.

         In order to attempt to prevent the conversion of all of the shares of Series B Preferred Stock and the resulting significant dilution to the holders of common stock, we engaged in negotiations with the holders of the Series B Preferred Stock to restructure certain terms of the Series B Preferred Stock. Effective May 4, 2000, we entered into a Redemption and Exchange Agreement (the "Redemption Agreement") with holders of 13,000 shares of the Series B Preferred Stock. Under the terms of the Redemption Agreement, we have redeemed 4,000 shares of the Series B Preferred Stock, and are required to redeem an additional 2,500 shares of the Series B Preferred Stock on each of June 19, 2000, August 1, 2000, and August 31, 2000, and an additional 1,500 shares of the Series B Preferred Stock on September 29, 2000. The Redemption Agreement provides that the redemption of the Series B Preferred Stock will be made at 116.5% of the Conversion Amount (as defined in the Articles of Amendment to our Articles of Incorporation creating the Series B Preferred Stock) of such

Series B Preferred Stock on the date of such redemption. The Redemption Agreement also provides for the exchange of 693,333 of the Old Warrants issued to the holders of the Series B Preferred Stock subject to the Redemption Agreement for warrants (the "Exchanged Warrants") with an exercise price of $1.50 per share. In addition, such holders have received, in the aggregate, 650,000 additional warrants (the "New Warrants") at an exercise price of $1.50 per share. The Exchanged Warrants expire on December 23, 2002 and the New Warrants expire on May 5, 2003. The exercise price and number of shares of common stock which may be purchased upon exercise of the Exchanged Warrants and the New Warrants are subject to adjustment upon the occurrence of certain dilution events which occur 183 days after the date of issuance of such warrants including, without limitation, certain issuances of common stock, stock options or convertible securities or certain corporate transactions such as stock splits, mergers or asset sales. Subject to certain restrictions, the holders of the Exchanged Warrants and the New Warrants have agreed not to exercise such warrants for a period of 180 days following their date of issuance. The redemption of the Series B Preferred Stock in accordance with the Redemption Agreement are subject to certain closing conditions on each date of redemption. So long as we remain in compliance with the terms of the Redemption Agreement, such holders are prohibited from converting their shares of Series B Preferred Stock into shares of common stock. In addition, as a result of this restructuring of the Series B Preferred Stock, we expect to incur a substantial charge in the second quarter of 2000.

          Under the terms of the Redemption Agreement, we have agreed to pay the holders of Series B Preferred Stock subject to such agreement the aggregate amount of $4,333,333 if there is a change of control of ProxyMed on or before December 23, 2002.

         We have not entered into an agreement to redeem the shares of Series B Preferred Stock held by the holder of 2,000 shares of the Series B Preferred Stock. As of May 10, 2000, this holder has converted 1,690 shares of the Series B Preferred Stock into an aggregate of 1,401,516 shares of common stock and 310 shares of Series B Preferred Stock continue to be held by such holder.

REQUIREMENT OF SHAREHOLDER APPROVAL; POSSIBLE DELISTING FROM NASDAQ

         In accordance with Rule 4460 of the Nasdaq Stock Market Marketplace Rules, which generally requires shareholder approval of transactions that would result in the issuance of securities representing 20% or more of an issuer's outstanding listed securities, we are not obligated to issue shares of common stock upon conversion or the payment of dividends on the Series B Preferred Stock in excess of 3,663,730 shares, representing 19.9% of our outstanding shares of common stock on December 23, 1999, the date of issuance of the Series B Preferred Stock.

         The terms of the Series B Preferred Stock provide that we must obtain shareholder approval of the issuance of (i) the Series B Preferred Stock, (ii) the Old Warrants, (iii) common stock issuable upon conversion or exercise thereof, and (iv) common stock as dividends thereon, by the earlier to occur of our next annual meeting of shareholders or within 60 days after the date that the number of shares of common stock then issuable upon conversion of the Series B Preferred Stock equals or exceeds 2,747,461 shares (15% of the number of shares of common stock outstanding on the date of issuance of the Series B Preferred Stock for any three of five consecutive days). On April 13, 2000, we received a notice from counsel to the holders of the Series B Preferred Stock, pursuant to Section 4(g) of the Securities Purchase Agreement between the buyers of the Series B Preferred Stock and ProxyMed dated as of December 23, 1999 (the "Securities Purchase Agreement"), that for the three days ending on and including April 12, 2000, the number of shares of common stock issuable upon conversion of all the outstanding shares of Series B Preferred Stock, based upon the Conversion Price (as defined in the Articles of Amendment) on the applicable date (without regard to any limitation upon the conversion of the shares of Series B Preferred Stock) equaled or exceeded 2,747,461 shares, requiring us to hold a shareholders meeting on or before June 11, 2000. We will not hold a shareholders meeting, and consequently will not obtain the required shareholder approval, on or before June 11, 2000.

         As a result of not obtaining the required Shareholder Approval of the Series B Preferred Stock on or prior to June 11, 2000, if we receive a notice from a holder of Series B Preferred Stock which would require us to convert such holder's Series B Preferred Stock into a number of shares of common stock which, when added to all previous shares of common stock issued pursuant to the conversion of Series B Preferred Stock, would equal or exceed 20% of the number of shares of common stock outstanding at that time, then we will be required to either redeem all of the Series B Preferred Stock submitted for redemption or voluntarily delist our shares from Nasdaq within five business days after the notice of conversion referred to above. In addition, failure to obtain such shareholder approval by June 11, 2000, or delisting of the common stock from Nasdaq, would constitute a "Liquidity Default". See "Effects of Certain Breaches or Default" under the "Description of Securities." We may not have sufficient available cash to redeem the Series B Preferred Stock at that time, and thus may be forced to pursue the option of delisting. In that event, trading in the common stock would likely decrease substantially, and the price of the common stock may decline. If we fail to obtain such shareholder approval, there is no limit on the number of shares of common stock that could be issued upon conversion of, or the payment of dividends in lieu of cash on, the Series B Preferred Stock. Notwithstanding the failure to hold a shareholders meeting on or before June 11, 2000, pursuant to the Redemption Agreement, holders of 13,000 shares of the Series B Preferred Stock have agreed that they will not convert any of their 9,000 remaining shares of Series B Preferred Stock into common stock as a result of such failure to hold a meeting if we received such shareholder approval on or before July 17, 2000, and the remaining holder of Series B Preferred Stock owns only 310 shares of Series B Preferred Stock as of May 10, 2000.

REDEMPTION; CONVERSION

         Pursuant to the Securities Purchase Agreement, on or prior to June 23, 2000, we are required to either redeem or convert 4,500 shares of Series B Preferred Stock. Such redemption would be at a price of 107% of the "Conversion Amount," which is defined for each share of Series B Preferred Stock as the sum of the amount originally paid for a share of Series B Preferred Stock ($1,000), plus any unpaid default interest and any unpaid dividends to the date of determination. A conversion would be at the applicable conversion rate which is the number of shares of common stock equal to the Conversion Amount defined in the previous sentence divided by 93% of the lowest closing sale price of the common stock on the three consecutive trading days ending on and including the date of determination (the "Conversion Rate"). On or prior to September 22, 2000, we are required to either redeem or force the conversion of an additional 4,500 shares of Series B Preferred Stock at the redemption and conversion prices described above in this paragraph.

         Notwithstanding the terms of the Securities Purchase Agreement described in the preceding paragraph, pursuant to the Redemption Agreement, we redeemed 4,000 shares of Series B Preferred Stock as of May 4, 2000 and are required to redeem an additional 9,000 shares of Series B Preferred Stock on or before September 29, 2000. The redemption price is 116.5% of the Conversion Amount.

POSSIBLE EFFECTS ON THE MARKET PRICE OF COMMON STOCK

         Because the Series B Preferred Stock converts into common stock at a floating rate based on the market price of common stock (PROVIDED, that the conversion price may not exceed $21.26), the lower the price of common stock at the time the holder converts, the greater the number of shares of common stock the holder will receive. To the extent the Series B Preferred Stock is converted or dividends on the Series B Preferred Stock are paid in shares of common stock rather than cash, a significant amount of common stock may be sold into the market, which could decrease the price of common stock due to the additional supply of shares relative to demand in the market. In that case, we could be required to issue an increasingly greater number of shares of common stock upon future conversions of Series B Preferred Stock, sales of which could further depress the market price of common stock. If the sale of a large number of shares of common stock upon conversion of, or the payment of dividends in shares of common stock in lieu of cash on, the Series B Preferred Stock results in a decline in the price of common stock, this event could encourage short sales of common stock. Short sales could place further downward pressure on the market price of common stock.

         The conversion of, and the payment of dividends in shares of common stock in lieu of cash on, the Series B Preferred Stock may result in substantial dilution to the interests of other holders of common stock. Even though no holder of Series B Preferred Stock may convert our Series B Preferred Stock into more than 4.99% of our then outstanding common stock (excluding for purposes of such determination shares of common stock issuable upon conversion of shares of Series B Preferred Stock which have not been converted and upon exercise of warrants which have not been exercised), this restriction does not prevent a holder of Series B Preferred Stock from selling a substantial number of shares in the market. By periodically selling shares into the market, an individual holder could eventually sell more than 4.99% of our outstanding common stock while never holding more than 4.99% at any specific time.

         In addition, the exercise price and number of shares of common stock which may be purchased upon exercise of the Warrants are subject to adjustment upon certain issuances by us of common stock, stock options, warrants or convertible securities. If shares of convertible preferred stock are issued in an equity financing transaction by us with a conversion price below the exercise price of the Warrants, or warrants are issued with an exercise price below the exercise price of the Warrants, the number of shares of common stock which may be purchased upon exercise of the Warrants may be substantially increased. A substantial increase in the number of shares of common stock issuable upon exercise of the Warrants will have the effect of significantly diluting or adversely affecting the holdings or the rights of the holders of common stock.

NUMBER OF SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF SERIES B PREFERRED

         The following table sets forth the number of shares of common stock that we would be required to issue upon conversion of all 9,310 shares of Series B Preferred Stock currently outstanding at the applicable conversion price of $1.54 per share of common stock as of May 10, 2000 (93% of the market price), and the resulting percentage of our total shares of common stock outstanding after such conversion. The table also sets forth the results of such calculations assuming (1) increases of 25%, 50% and 75% in the applicable conversion price; (2) decreases of 25%, 50% and 75% in the applicable conversion price; and (3) the fixed conversion price of $21.26 which is the maximum permitted conversion price. The table includes the 9,000 shares of Series B Preferred Stock that we have agreed to redeem pursuant to the Redemption Agreement. The table does not reflect the number of shares that we would be required to issue if a Liquidity Default occurs and the conversion rate is reduced to 68%. The result of such event would be to materially increase the number of shares of common stock outstanding. See "Effects of Certain Breaches or Defaults."

                                                            NO. OF SHARES
      ASSUMED CONVERSION                                    COMMON STOCK                      PERCENTAGE OF
       PRICE PER SHARE                                      ISSUABLE UPON                  OUTSTANDING COMMON
       OF COMMON STOCK                                      CONVERSION(1)                    STOCK AFTER CON
                                                                                               VERSION(1)
-------------------------------                       --------------------------    ----------------------------------
                $21.26               $21.26                      437,912                             2.3%
                 $1.93                25%                      4,835,236                            20.9%
                 $2.31                50%                      4,029,364                            18.0%
                 $2.70                75%                      3,453,740                            15.9%
                 $1.54                                         6,044,046                            24.8%
                 $1.16                -25%                     8,058,727                            30.6%
                 $0.77                -50%                    12,088,091                            39.8%
                 $0.39                -75%                    24,176,182                            56.9%

------------------------
(1) The number of shares of common stock issuable upon conversion and the percentage of outstanding common stock after such conversion set forth above do not take into account any shares of common stock that may be issuable as dividends on the Series B Preferred Stock, or upon exercise of the Old Warrants which have not been exchanged for Exchanged Warrants, the Transamerica Warrant, the Exchanged Warrants and the New Warrants (collectively, the "Warrants").

         If the 9,310 Series B Preferred Stock currently outstanding had been converted in full and all of the Warrants had been fully exercised as of May 10, 2000, we would have been required to issue an additional 15,195,127 shares of common stock, equivalent to 43.5% of the 34,929,556 shares of common stock which would then be outstanding.

POSSIBLE PAYMENT OF DIVIDENDS IN COMMON STOCK

         At our option, subject to certain conditions, the quarterly dividend may be paid in cash or common stock, subject to satisfaction of certain conditions. If we choose to pay dividends in common stock, the number of shares to be issued in payment of the dividend on the Series B Preferred Stock will be equal to (1) the sum of any unpaid default interest and any unpaid dividends to the date of determination divided by (2) 93% of the lowest closing sale price of the common stock on the three consecutive trading days ending on and including the date which is two trading days prior to the date that the dividend is payable. On March 31, 2000, we issued 29,278 shares of common stock as dividends on the Series B Preferred Stock.

EFFECTS OF CERTAIN BREACHES OR DEFAULTS

         If certain defaults or breaches of the Articles of Amendment, the Old Warrants, the Securities Purchase Agreement or the related registration rights agreement occur (each defined as a "Liquidity Default"), the holders of the Series B Preferred Stock have the right to require us to make certain additional cash payments to the holders of the Series B Preferred Stock or, depending upon the nature of the Liquidity Default, adjust downward the maximum conversion price. If we default under certain provisions of the Articles of Amendment, including a failure to timely make a payment required by a Liquidity Default (a "Triggering Event"), then, except in the case of the Triggering Event involving failure to obtain the shareholder approval on or before June 11, 2000 (which is described above in connection with the possible delisting of the common stock from Nasdaq), we would be required to redeem the Series B Preferred Stock at a price equal to the greater of (1) 125% of the liquidation preference described in the following paragraph; or (2) the Conversion Rate in effect when a holder of Series B Preferred Stock demands redemption multiplied by the closing sale price of the common stock on the trading day immediately preceding the date of such Triggering Event.

         If certain defaults or breaches of the Redemption Agreement, the Exchanged Warrants, the New Warrants or the related registration rights agreement occur, or if certain Triggering Events or Liquidity Events occur under the Stock Purchase Agreement, the restrictions on conversion of Series B Preferred Stock into common stock set forth in the Redemption Agreement will no longer be applicable.

LIQUIDATION RIGHTS

         In the event of the liquidation of ProxyMed, the holders of the Series B Preferred Stock will be entitled to a liquidation preference before any amounts are paid to the holders of common stock. The liquidation preference is equal to the amount originally paid for the Series B Preferred Stock ($1,000 per share) plus accrued and unpaid dividends (and any unpaid default interest) on any outstanding Series B Preferred Stock through the date of determination.

VOTING RIGHTS

         Other than as required by law, the holders of the Series B Preferred Stock have no voting rights except that the consent of holders of at least two-thirds of the outstanding Series B Preferred Stock will be required to (1) effect any change in our Articles of Incorporation that would change any of the rights of the Series B Preferred Stock; or (2) issue any Series B Preferred Stock other than pursuant to the Securities Purchase Agreement.

FOR MORE INFORMATION

         Complete copies of the Articles of Amendment, the form of the Old Warrants and the Securities Purchase Agreement are contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on December 28, 1999 and are incorporated herein by reference. Complete copies of the Redemption Agreement, the Exchanged Warrants and the New Warrants are contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 8, 2000 and are incorporated herein by reference. The descriptions of these documents are summaries of the material terms and conditions only and are qualified in their entirety by reference to the complete documents which are publicly available from the Securities and Exchange Commission.

         In connection with our issuance of the Series B Preferred Stock, the Old Warrants and the Transamerica Warrant, we filed a registration statement on Form S-3 with the Securities and

Exchange Commission (File No. 333-95883) which was declared effective on February 11, 2000. That registration statement covers the resale of the common stock from time to time on the Nasdaq National Market or in privately negotiated transactions of the common stock which is issuable upon conversion of the Series B Preferred Stock, in lieu of cash dividends on the Series B Preferred Stock and upon exercise of the Old Warrants and the Transamerica Warrant.

CERTAIN ANTI-TAKEOVER PROVISIONS

         Under ProxyMed's Articles of Incorporation, there are approximately 25,000,000 unissued, unreserved shares of common stock and 1,990,690 shares of preferred stock available for future issuance without shareholder approval. The existence of authorized but unissued capital stock could have the effect of making more difficult or discouraging an acquisition of ProxyMed deemed undesirable by our Board of Directors.

         The State of Florida has enacted certain legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority vote of the corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested directors or shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates).

NASDAQ NATIONAL MARKET

         ProxyMed's common stock is, and the shares being offered by this prospectus will be, traded in the Nasdaq National Market unless our common stock is delisted from Nasdaq.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for our common stock is North American Transfer Company, Freeport, New York.

                              PLAN OF DISTRIBUTION

         The selling shareholders (or, subject to applicable law, their pledges, donees, distributees, transferees or successors in interest) are offering shares of our common stock, which are issuable to them upon conversion of the Series B Preferred Stock, in lieu of cash dividends on the Series B Preferred Stock, and upon exercise of warrants that they acquired from us in a private placement transaction. This prospectus covers the selling shareholders' resale of up to 18,873,590 shares of our common stock that we may issue to them upon conversion of the Series B Preferred Stock, as payments of dividends thereon and upon exercise of the related warrants, as well as any additional shares that may become issuable upon conversion of the Series B Preferred Stock or exercise of the warrants because of stock splits, stock dividends and other specified transactions.

         In connection with our issuance to the selling shareholders of the Series B Preferred Stock and the related warrants, we filed a registration statement on Form S-3 with the SEC which was declared effective by the SEC on February 11, 2000. We subsequently filed this registration statement, also on Form S-3. That earlier registration statement and this one cover the resale of the common stock referred to above from time to time on the Nasdaq National Market or in privately-negotiated transactions. This prospectus forms a part of the second registration statement. We have also agreed to prepare and file any amendments and supplements to these registration statements as may be necessary to keep them effective until this prospectus is no longer required for the selling shareholders to sell their shares of common stock, and to indemnify and hold the selling shareholders harmless against certain liabilities under the Securities Act that could arise in connection with the selling shareholders' sale of their shares. We have agreed to pay all reasonable fees and expenses incident to the filing of these registration statements, but the selling shareholders will pay any brokerage commissions, discounts or other expenses relating to the sale of their common stock.

         The selling shareholders may sell the shares of common stock described in this prospectus directly or through underwriters, broker-dealers or agents. The selling shareholders may also transfer, devise or give their shares by other means not described in this prospectus. As a result, pledges, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer may offer shares of common stock under this prospectus. In addition, if any shares covered by this prospectus qualify for sale pursuant to Rule 144 under the Securities Act, the selling shareholders may sell such shares under Rule 144 rather than pursuant to this prospectus.

         The selling shareholders may sell shares of common stock from time to time in one or more transactions:

         o    at fixed prices that may be changed,

         o    at market prices prevailing at the time of sale, or

         o at prices related to such prevailing market prices or at negotiated prices.

         The selling shareholders may offer their shares of common stock in one or more of the following transactions:

         o on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Market,

         o    in the over-the-counter market,

         o    in privately-negotiated transactions,

         o    through options,

         o    by pledge to secure debts and other obligations,

         o    by a combination of the above methods of sale, or

         o    to cover short sales made pursuant to this prospectus.

         In effecting sales, broker or dealers engaged by the selling shareholders or affiliated with them may arrange for other brokers or dealers to participate in the resales. The selling shareholders may enter into hedging transactions with broker-dealers, and in connection with those transactions, broker-dealers may engage in short sales of the shares. The selling shareholders also may sell shares short and deliver the shares to close out such short positions. The selling shareholders also may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares, which the broker-dealer may resell pursuant to this prospectus. The selling shareholders also may pledge the shares to a broker or dealer, and upon a default, the broker or dealer may effect sales of the pledged shares pursuant to this prospectus.

         The SEC may deem the selling shareholders and any underwriters, broker-dealers or agents that participate in the distribution of the shares of common stock to be "underwriters" within the meaning of the Securities Act. The SEC may deem any profits on the resale of the shares of common stock and any compensation received by any underwriter, broker-dealer or agent to be underwriting discounts and commissions under the Securities Act. Each selling shareholder which purchased Series B Preferred Stock has advised us that it has purchased the Series B Preferred Stock and related warrants in the ordinary course of our business, and at the time the selling shareholder purchased the Series B Preferred Stock and related warrants, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly.

         Under the Exchange Act, any person engaged in the distribution of the shares of common stock may not simultaneously engage in market-making activities with respect to the common stock for five business days prior to the start of the distribution. In addition, each selling shareholder and any other person participating in a distribution will be subject to the Exchange Act, which may limit the timing of purchases and sales of common stock by the selling shareholder or any other person.

                                  LEGAL OPINION

         The validity of the common stock offered hereby will be passed on for us by Holland & Knight LLP, 701 Brickell Avenue, Suite 3000, Miami, Florida 33131.

                                     EXPERTS

         The consolidated balance sheets of ProxyMed as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows of ProxyMed for each of the three years in the period ended December 31, 1999, that are incorporated by reference in this prospectus have been incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on that firm's authority as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the costs and expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.

                                                                 TO BE PAID
                                                                   BY THE
                                                                 REGISTRANT
                                                                 ----------
        SEC registration fee.............................    $        8,253
        Accounting fees and expenses.....................             5,000
        Legal fees and expenses..........................            15,000
        Miscellaneous expenses...........................             1,747
                                                             ===================
               Total.....................................    $       30,000

ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 607.0850 of the Florida Business Corporation Act empowers a Florida corporation to indemnify any person who was or is a party to any proceeding (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee, or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against liability incurred in connection with such proceeding, including any appeal thereof, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, such person had no reasonable cause to believe his conduct was unlawful. A Florida corporation may indemnify such person against expenses including amounts paid in settlement (not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion) actually and reasonably incurred by such person in connection with actions brought by or in the right of the corporation to procure a judgment its favor under the same conditions set forth above, if such person acted in good faith and in a manner such person believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification is permitted in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and to the extent the court in which such action or suit was brought or other court of competent jurisdiction shall determine upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

         To the extent such person has been successful on the merits or otherwise in defense of any action referred to above, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses, including counsel (including those for appeal) fees, actually and reasonably incurred by such person in connection therewith. The indemnification and advancement of expenses provided for in, or granted pursuant to, Section 607.0850 is not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the articles of incorporation of ProxyMed or any by-law, agreement, vote of shareholders or disinterested directors, or otherwise. Section 607.0850 also provides that a corporation may maintain insurance against liabilities for which indemnification is not expressly provided by the statute.

         Article VII of ProxyMed's Restated Articles of Incorporation and
Article VII of ProxyMed's Bylaws provide for indemnification of the directors, officers, employees and agents of ProxyMed (including the advancement of expenses) to the fullest extent permitted by Florida law. In addition, ProxyMed has contractually agreed to indemnify its directors and officers to the fullest extent permitted under Florida law.

         ProxyMed's employment agreements with its principal executive officers limit their personal liability for monetary damages for breach of their fiduciary duties as officers and directors, except for liability that cannot be eliminated under the Florida Business Corporation Act.

ITEM 16.   EXHIBITS

         The following exhibits are filed with this Registration Statement:


EXHIBIT NO.         DESCRIPTION OF DOCUMENTS

2.1 Stock Purchase Agreement, dated April 24, 1998, between ProxyMed, Inc. and WPJ, Inc. (1)

2.2 Merger Agreement, dated as of December 30, 1998, between ProxyMed, Inc., ProxyMed Acquisition Corp. and Key Communications Service, Inc. (2)

3.3               Articles of Amendment to Articles of Incorporation of
                  ProxyMed, Inc. (3)

4.1 Form of Warrant to Purchase Common Stock of ProxyMed, Inc., dated December 23, 1999, issued to certain investors. (3)

4.2 Registration Rights Agreement, dated as of December 23, 1999, by and among ProxyMed, Inc. and the investors named therein.
                  (3)

4.3 Form of Exchanged Warrant to Purchase Common Stock of ProxyMed, Inc., dated May 4, 2000, issued to certain investors. (4)

4.4 Form of New Warrant to Purchase Common Stock of ProxyMed, Inc., dated May 4, 2000, issued to certain investors. (4)

4.5 Registration Rights Agreement, dated as of May 4, 2000, by and among ProxyMed, Inc. and the investors named therein. (4)

5.1               Opinion of Holland & Knight LLP

10.24 Securities Purchase Agreement, dated as of December 23, 1999, by and among ProxyMed, Inc. and the investors listed on the Schedule of Buyers attached thereto. (3)

10.27 Redemption and Exchange Agreement, dated as of May 4, 2000, by and among ProxyMed, Inc. and the investors named therein. (4)

23.1 Consent of Holland & Knight LLP (included in the opinion filed as Exhibit 5.1).

23.2              Consent of PricewaterhouseCoopers LLP.

24.1 Power of Attorney (set forth on signature page of the Registration Statement).

--------------------

(1) Incorporated by reference to the exhibits filed with Current Report on Form 8-K dated May 19, 1998.

(2) Incorporated by reference to the exhibits filed with Current Report on Form 8-K dated December 31, 1998.

(3) Incorporated by reference to the exhibits filed with Current Report on Form 8-K dated December 23, 1999.

(4) Incorporated by reference to the exhibits filed with Current Report on Form 8-K dated May 8, 2000.

ITEM 17.   UNDERTAKINGS.

         (a) The undersigned Registrant hereby undertakes: (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by
Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof; and
(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (d) The undersigned Registrant hereby undertakes that: (i) for the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective; and (ii) for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lauderdale, State of Florida, on May 12, 2000.

                                                 PROXYMED, INC.

                                                 By: /s/ John B. Okkerse, Jr.
                                                     ---------------------------
                                                     John B. Okkerse, Jr., Ph.D.
                                                     Chief Executive Officer

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Harold S. Blue, Bennett Marks and Frank
M. Puthoff, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, in any and all capacities, to sign all amendments (including post-effective amendments) to the Registration Statement to which this power of attorney is attached, and to file all those amendments and all exhibits to them and other documents to be filed in connection with them, including any registration statement pursuant to Rule 462 under Securities Act of 1933, with the Securities and Exchange Commission.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURES                         TITLE                                        DATE

/s/ Harold S. Blue                 Chairman of the Board                        May 12, 2000
-----------------------------
Harold S. Blue

/s/ John B. Okkerse, Jr.           Chief Executive Officer and Director         May 12, 2000
-----------------------------      (principal executive officer)
John B. Okkerse, Jr., Ph.D.

/s/ Bennett Marks                  Executive Vice President, Chief Financial    May 12, 2000
-----------------------------      Officer and Director (principal financial
Bennett Marks                      and accounting officer)

/s/ Peter A.A. Saunders            Director                                     May 12, 2000
-----------------------------
Peter A.A. Saunders

/s/ Keven E. Moley                 Director                                     May 12, 2000
-----------------------------
Keven E. Moley

/s/ Bertram Polan                  Director                                     May 12, 2000
-----------------------------
Bertram Polan

/s/ Eugene R. Terry                Director                                     May 12, 2000
-----------------------------
Eugene R. Terry

                                INDEX TO EXHIBITS


EXHIBIT NO.         DESCRIPTION OF DOCUMENTS

5.1               Opinion of Holland & Knight LLP.

23.1 Consent of Holland & Knight LLP (included in the opinion filed as Exhibit 5.1).

23.2              Consent of PricewaterhouseCoopers LLP.

24.1 Power of Attorney (set forth on signature page of the Registration Statement).